For Immediate Release

Exhibit 99.1

TFI International Declares Quarterly Dividend

Montreal, Quebec, December 15, 2022 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, declared a quarterly dividend of US $0.35 per outstanding common share of its capital payable on January 16, 2023 to shareholders of record at the close of business on December 30, 2022. As previously announced on October 27, 2022, the new quarterly dividend of US $0.35 per outstanding common share represents a 30% increase over the previous quarterly dividend of US $0.27 per outstanding common share.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com